EXHIBIT 99.17 Notice to ASX/LSE Appointment of Group Company Secretary 30 August 2023 Rio Tinto announces the appointment of Andy Hodges as Group Company Secretary, and Company Secretary of Rio Tinto plc with effect from 29 August 2023. Steve Allen will stand down as Group Company Secretary, and Company Secretary of Rio Tinto plc and Joint Company Secretary of Rio Tinto Limited, also with effect from 29 August 2023, in order to take up the role of Deputy Chief Legal Officer at Rio Tinto. Tim Paine continues as Company Secretary of Rio Tinto Limited. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com